Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated October 27, 2021 and should be read in conjunction with the unaudited consolidated financial statements for the period ended September 30, 2021 and the audited consolidated financial statements for the year ended December 31, 2020 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The unaudited consolidated financial statements and comparative information for the period ended September 30, 2021 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB").
STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this MD&A are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“U.S.”) dollars.
Overview
WTI crude oil prices continued to strengthen during the quarter, supporting strong financial results with adjusted funds flow from operations of $393.9 million and adjusted net earnings from operations of $142.6 million. The Company reduced its net debt to $2.14 billion at quarter end, as a result of $182.5 million of excess cash flow generated during the quarter. Net income of $77.5 million included $43.8 million of non-recurring charges primarily related to a re-evaluation of the Company's tax pools in addition to costs related to the closure of Crescent Point's U.S. corporate office.
Operational execution continued during the third quarter with production averaging 132,186 boe/d. Development capital spending was $187.1 million, with 67 (62.2 net) wells drilled. The Company has narrowed its 2021 annual average production guidance to 132,000 - 134,000 boe/d (from 130,000 - 134,000 boe/d) and its capital spending guidance to $625 million (from $600 - $625 million).
Crescent Point expects further balance sheet strength through the remainder of 2021 and into 2022 based on current forecast commodity prices. The Company's hedge program will continue to provide protection against volatile commodity prices with approximately 39 percent of 2021 fourth quarter and approximately 45 percent of 2022 forecasted oil and liquids production hedged, net of royalty interest volumes. In September the Company announced an increase to its quarterly dividend given the progress made on improving its balance sheet and sustainability, with the fourth quarter dividend increasing to $0.03 per share. The Company will seek to return additional capital to shareholders over time in the context of its capital allocation framework.
Results of Operations
Production

	Three months ended September 30			Nine months ended September 30
	2021	2020	% Change	2021	2020	% Change
Crude oil and condensate (bbls/d)	92,206	89,260	3	98,298	98,662	—
NGLs (bbls/d)	18,176	13,458	35	16,719	15,048	11
Natural gas (mcf/d)	130,823	63,988	104	110,604	68,593	61
Total (boe/d)	132,186	113,383	17	133,451	125,142	7
Crude oil and liquids (%)	84	91	(7)	86	91	(5)
Natural gas (%)	16	9	7	14	9	5
Total (%)	100	100	—	100	100	—
The following is a summary of Crescent Point's production by area:

	Three months ended September 30			Nine months ended September 30
Production By Area (boe/d)	2021	2020 (1)	% Change	2021	2020 (1)	% Change
Saskatchewan	75,856	87,779	(14)	82,655	97,234	(15)
Alberta	39,521	8,597	360	30,000	8,827	240
United States	16,809	17,007	(1)	20,796	19,081	9
Total	132,186	113,383	17	133,451	125,142	7
(1) Comparative period revised to reflect current period presentation. Refer to the Critical Accounting Estimates section of this MD&A for further information.
The Company's average production for the three and nine months ended September 30, 2021 was 132,186 boe/d and 133,451 boe/d, respectively, an increase of 17 percent and 7 percent from the same periods in 2020. The increases are primarily due to production from the Kaybob Duvernay acquisition, which closed in the second quarter of 2021, partially offset by a reduced development capital program in the first half of 2021 as compared to the same period in 2020 and the non-core southeast Saskatchewan asset disposition in the second quarter of 2021. Production in the 2020 comparative periods were also impacted by the voluntary shut-in of production as a result of low crude oil prices, which were subsequently reactivated in the third quarter of 2020.

CRESCENT POINT ENERGY CORP.	1

The Company's weighting to crude oil and liquids production in the three and nine months ended September 30, 2021 decreased by 7 percent and 5 percent, respectively, from the 2020 comparative periods, primarily due to higher gas production as a result of the acquisition of the Kaybob Duvernay assets.
Exhibit 1
Marketing and Prices

	Three months ended September 30			Nine months ended September 30
Average Selling Prices (1)	2021	2020	% Change	2021	2020	% Change
Crude oil and condensate ($/bbl)	82.45	48.24	71	74.54	41.74	79
NGLs ($/bbl)	45.24	19.05	137	40.12	14.93	169
Natural gas ($/mcf)	4.29	2.94	46	4.07	2.90	40
Total ($/boe)	67.99	41.89	62	63.30	36.29	74
(1) The average selling prices reported are before realized commodity derivatives and transportation.

	Three months ended September 30			Nine months ended September 30
Benchmark Pricing	2021	2020	% Change	2021	2020	% Change
Crude Oil Prices
WTI crude oil (US$/bbl) (1)	70.55	40.94	72	64.85	38.30	69
WTI crude oil (Cdn$/bbl)	88.97	54.51	63	81.16	51.83	57
Crude Oil and Condensate Differentials
LSB crude oil (Cdn$/bbl) (2)	(5.32)	(4.47)	19	(5.24)	(7.86)	(33)
FOS crude oil (Cdn$/bbl) (3)	(12.96)	(9.99)	30	(12.05)	(14.19)	(15)
UHC crude oil (US$/bbl) (4)	0.06	(1.33)	(105)	(0.44)	(2.73)	(84)
C5+ condensate (Cdn$/bbl) (5)	(1.68)	(4.51)	(63)	(0.34)	(4.03)	(92)
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf) (6)	3.59	2.24	60	3.27	2.09	56
AECO monthly index natural gas (Cdn$/mcf)	3.54	2.14	65	3.11	2.06	51
NYMEX natural gas (US$/mmbtu) (7)	4.01	1.97	104	3.18	1.88	69
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.793	0.751	6	0.799	0.739	8
(1)WTI refers to the West Texas Intermediate crude oil price.
(2)LSB refers to the Light Sour Blend crude oil price.
(3)FOS refers to the Fosterton crude oil price, which typically receives a premium to the Western Canadian Select price.
(4)UHC refers to the Sweet at Clearbrook crude oil price.
(5)C5+ condensate refers to the Canadian C5+ condensate index.
(6)AECO refers to the Alberta Energy Company natural gas price.
(7)NYMEX refers to the New York Mercantile Exchange natural gas price.
Crude oil prices have strengthened in 2021 as the global recovery from the COVID-19 pandemic and vaccine roll outs facilitated increased mobility, resulting in higher demand for crude oil and crude oil products and lower inventory levels. The average US$ WTI benchmark price increased 72 percent and 69 percent during the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020.

CRESCENT POINT ENERGY CORP.	2

Natural gas prices have strengthened in 2021, primarily due to increased weather-related demand over the summer, higher industrial demand and reduced supply due to lower trailing inventory levels. Expectations for strong demand, coupled with lower inventories for the upcoming winter, have been constructive for AECO pricing. The AECO daily benchmark price was 60 percent and 56 percent higher in the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020.
U.S. natural gas prices were also higher on average during the third quarter of 2021 due to higher than usual summer weather driven demand along with supply shortages resulting from hurricane activity on the U.S. Golf Coast during the third quarter of 2021. The NYMEX benchmark gas price was 104 percent and 69 percent higher in the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020.
Exhibit 2
In the three months ended September 30, 2021, LSB and FOS crude oil differentials widened compared to the third quarter of 2020. Third quarter 2021 differentials were more representative of a normalized pricing environment compared to the third quarter of 2020 when differentials were impacted by significantly decreased supply due to shut-in production related to the pandemic. UHC differentials narrowed in the third quarter of 2021, primarily due to the impacts of Dakota Access pipeline expansion to increase capacity and shut-in production due to hurricane activity on the U.S. Golf Coast. In the nine months ended September 30, 2021, crude oil differentials narrowed due to higher overall demand of crude oil and crude oil products along with lower inventory levels in the U.S. and Canada.
C5+ condensate differentials narrowed in the three and nine months ended September 30, 2021 compared to the same periods in 2020 as oilsands diluent demand recovered from pandemic levels.
During the third quarter of 2021, the Company's average selling price for crude oil and condensate increased 71 percent compared to the same period in 2020, primarily due to the 72 percent increase in US$ WTI. For the nine months ended September 30, 2021, the Company's average selling price for crude oil and condensate increased 79 percent from the same 2020 period, primarily due to the 69 percent increase in US$ WTI and a narrower corporate oil price differential.
Crescent Point's corporate oil and condensate differential relative to Cdn$ WTI for the three months ended September 30, 2021 was $6.52 per bbl compared to $6.27 per bbl in the same period of 2020. The differential widened slightly as the effects of wider LSB and FOS crude oil differentials were largely offset by the Company's increased weighting towards condensate production due to the Kaybob Duvernay acquisition.
Crescent Point's corporate oil and condensate differential relative to Cdn$ WTI for the nine months ended September 30, 2021 was $6.62 per bbl compared to $10.09 per bbl in the same period of 2020. The improvement was driven by narrowing oil differentials and the increased weighting towards condensate production.
For the three and nine months ended September 30, 2021, the Company's average selling price for NGLs increased significantly from $19.05 per bbl to $45.24 per bbl and from $14.93 per bbl to $40.12 per bbl, respectively, from the same periods in 2020. The increases in average selling prices for NGLs were primarily due to the increase in US$ WTI and an increase in propane benchmark prices.
The Company's average selling price for natural gas for the three and nine months ended September 30, 2021, increased 46 percent and 40 percent to $4.29 per mcf and $4.07 per mcf, respectively, from the same periods in 2020, primarily as a result of the increase in the AECO and NYMEX benchmark prices.

CRESCENT POINT ENERGY CORP.	3

Exhibit 3
Exhibit 4
(1)Excludes Uinta Basin assets sold in October 2019.
Commodity Derivatives
Management of cash flow variability is an integral component of Crescent Point's business strategy. Crescent Point regularly monitors changing business and market conditions while executing its strategic risk management program. Crescent Point proactively manages the risk exposure inherent in movements in the price of crude oil, propane, natural gas, interest rates, the Company's share price and the US/Cdn dollar exchange rate through the use of derivatives with investment-grade counterparties.
The Company's crude oil, natural gas and propane derivatives are referenced to WTI, the AECO monthly index and Conway C3, respectively, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars, and put options to protect against downward commodity price movements while also providing the opportunity for some upside participation during periods of rising prices. This reduces the volatility of the selling price of crude oil and natural gas production and provides a measure of stability to the Company's cash flow. See Note 19 - "Financial Instruments and Derivatives" in the unaudited consolidated financial statements for the period ended September 30, 2021 for additional information on the Company's derivatives.

CRESCENT POINT ENERGY CORP.	4

The following is a summary of the realized commodity derivative gains (losses):

	Three months ended September 30			Nine months ended September 30
($ millions, except volume amounts)	2021	2020	% Change	2021	2020	% Change
Average crude oil volumes hedged (bbls/d) (1) (2)	42,832	61,500	(30)	51,892	63,148	(18)
Crude oil realized derivative gain (loss) (1) (2)	(85.2)	58.6	(245)	(241.0)	204.5	(218)
per bbl	(10.04)	7.14	(241)	(8.98)	7.56	(219)
Average natural gas volumes hedged (GJ/d) (3)	45,000	—	100	33,278	—	100
Natural gas realized derivative loss	(3.0)	—	100	(4.6)	—	100
per GJ	(0.25)	—	100	(0.15)	—	100
Average barrels of oil equivalent hedged (boe/d) (2)	49,941	61,500	(19)	57,149	63,148	(9)
Total realized commodity derivative gains (losses) (2)	(88.2)	58.6	(251)	(245.6)	204.5	(220)
per boe	(7.26)	5.62	(229)	(6.74)	5.96	(213)
(1)The average crude oil volumes hedged in the three and nine months ended September 30, 2021 include propane contracts of 332 bbl/d and 112 bbls/d, respectively.
(2)The crude oil realized derivative gain (loss) for the three and nine months ended September 30, 2021 includes the realized derivative gains and losses on financial price differential contracts. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial price differential contracts.
(3)GJ/d is defined as gigajoules per day.
The Company's realized derivative losses for crude oil were $85.2 million and $241.0 million for the three and nine months ended September 30, 2021, respectively, compared to realized derivative gains of $58.6 million and $204.5 million in the same periods in 2020. The realized derivative losses in the three and nine months ended September 30, 2021 were primarily attributable to the increase in the Cdn$ WTI benchmark price.
Crescent Point's realized derivative losses for natural gas were $3.0 million and $4.6 million for the three and nine months ended September 30, 2021, respectively, due to the higher average AECO monthly index price compared to the Company's average derivative natural gas price.
Exhibit 5
The following is a summary of the Company's unrealized commodity derivative gains (losses):

	Three months ended September 30			Nine months ended September 30
($ millions)	2021	2020	% Change	2021	2020	% Change
Crude oil (1)	(20.3)	(61.5)	(67)	(205.1)	49.4	(515)
Natural gas	(1.8)	(2.7)	(33)	(8.8)	(2.9)	203
Total unrealized commodity derivative gains (losses)	(22.1)	(64.2)	(66)	(213.9)	46.5	(560)
(1)The crude oil unrealized commodity derivative losses in the three and nine months ended September 30, 2021 include unrealized losses on propane contracts of $1.7 million.
The Company recognized a total unrealized derivative loss of $22.1 million on its commodity contracts for the three months ended September 30, 2021 compared to $64.2 million in the same period of 2020. The unrealized derivative loss in the third quarter of 2021 was primarily attributable to crude oil contracts and reflects the increase in the Cdn$ WTI forward benchmark prices at September 30, 2021 compared to June 30, 2021.
For the nine months ended September 30, 2021, the Company recognized a total unrealized derivative loss of $213.9 million on its commodity contracts compared to an unrealized derivative gain of $46.5 million in the same period of 2020. The unrealized derivative loss in 2021 was primarily attributable to crude oil contracts and reflects the increase in the Cdn$ WTI forward benchmark prices at September 30, 2021 compared to December 31, 2020.

CRESCENT POINT ENERGY CORP.	5

Oil and Gas Sales

	Three months ended September 30			Nine months ended September 30
($ millions) (1)	2021	2020	% Change	2021	2020	% Change
Crude oil and condensate sales	699.4	396.1	77	2,000.2	1,128.3	77
NGL sales	75.6	23.6	220	183.1	61.6	197
Natural gas sales	51.7	17.3	199	122.8	54.5	125
Total oil and gas sales	826.7	437.0	89	2,306.1	1,244.4	85
(1)Oil and gas sales are reported before realized commodity derivatives.
Total oil and gas sales increased by 89 percent and 85 percent in the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. The increases are primarily due to the increase in realized crude oil prices as a result of the recovery in benchmark prices as well as higher production.
Exhibit 6
Royalties

	Three months ended September 30			Nine months ended September 30
($ millions, except % and per boe amounts)	2021	2020	% Change	2021	2020	% Change
Royalties	101.5	55.8	82	294.0	159.3	85
As a % of oil and gas sales	12	13	(1)	13	13	—
Per boe	8.35	5.35	56	8.07	4.65	74
Royalties increased 82 percent and 85 percent in the three and nine months ended September 30, 2021, respectively, compared to the same 2020 periods, largely due to the 89 percent and 85 percent increase in oil and gas sales in the same respective periods.
Royalties as a percentage of oil and gas sales decreased slightly during the three months ended September 30, 2021 compared to the same period in 2020, primarily due to lower royalty rates associated with the Kaybob Duvernay acquisition, partially offset by higher royalty rates associated with increased benchmark prices. Royalties as a percentage of oil and gas sales remained consistent during the nine months ended September 30, 2021 compared to the same period in 2020.
Exhibit 7

CRESCENT POINT ENERGY CORP.	6

Operating Expenses

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2021	2020	% Change	2021	2020	% Change
Operating expenses	157.7	136.6	15	471.1	425.7	11
Per boe	12.97	13.10	(1)	12.93	12.42	4
Operating expenses increased 15 percent and 11 percent in the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. The increases were primarily attributable to the acquisition of the Kaybob Duvernay assets completed at the beginning of the second quarter of 2021, coupled with an increased maintenance program as activity returned to pre-pandemic levels.
Operating expenses per boe decreased by 1 percent in the three months ended September 30, 2021 due to lower per boe operating costs associated with the acquired Kaybob Duvernay assets, partially offset by an increased maintenance program. Operating expenses per boe increased by 4 percent in the nine months ended September 30, 2021, due to the Company's increased maintenance program and higher third party processing fees, partially offset by lower per boe operating costs associated with the acquired Kaybob Duvernay assets.
Exhibit 8
Transportation Expenses

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2021	2020	% Change	2021	2020	% Change
Transportation expenses	30.6	24.3	26	87.9	77.7	13
Per boe	2.52	2.33	8	2.41	2.27	6
Transportation expenses increased 26 percent and 13 percent in the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020 primarily due to higher production as a result of the Kaybob Duvernay acquisition. On a per boe basis, transportation expenses increased by $0.19 per boe and $0.14 per boe in the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, primarily due to higher pipeline tariffs.
Exhibit 9

CRESCENT POINT ENERGY CORP.	7

Netback

	Three months ended September 30			Nine months ended September 30
	2021	2020		2021	2020
	Total (2) ($/boe)	Total (2) ($/boe)	% Change	Total (2) ($/boe)	Total (2) ($/boe)	% Change
Average selling price	67.99	41.89	62	63.30	36.29	74
Royalties	(8.35)	(5.35)	56	(8.07)	(4.65)	74
Operating expenses	(12.97)	(13.10)	(1)	(12.93)	(12.42)	4
Transportation expenses	(2.52)	(2.33)	8	(2.41)	(2.27)	6
Operating netback (1)	44.15	21.11	109	39.89	16.95	135
Realized gain (loss) on commodity derivatives	(7.26)	5.62	(229)	(6.74)	5.96	(213)
Netback (1)	36.89	26.73	38	33.15	22.91	45
(1)Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.
(2)The dominant production category for the Company's properties is crude oil and condensate. These properties include associated natural gas and NGL volumes, therefore, the total operating netback and netback have been presented.
The Company's operating netback for the three and nine months ended September 30, 2021 increased significantly to $44.15 per boe and $39.89 per boe, respectively, from $21.11 per boe and $16.95 per boe in the same periods of 2020. The increase in the Company's operating netback in 2021 was primarily due to the increase in average selling prices, partially offset by higher royalties. The increase in the Company's netback was a result of the increase in the operating netback, partially offset by the realized losses on commodity derivatives.
Exhibit 10
General and Administrative Expenses

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2021	2020	% Change	2021	2020	% Change
Gross general and administrative expenses	35.8	27.4	31	105.8	104.0	2
Overhead recoveries	(4.5)	(3.2)	41	(14.1)	(14.8)	(5)
Capitalized	(7.5)	(7.4)	1	(22.5)	(24.5)	(8)
Total general and administrative expenses	23.8	16.8	42	69.2	64.7	7
Transaction costs	(0.4)	(0.1)	300	(12.2)	(5.4)	126
General and administrative expenses	23.4	16.7	40	57.0	59.3	(4)
Per boe	1.92	1.60	20	1.56	1.73	(10)
General and administrative ("G&A") expenses increased 40 percent in the three months ended September 30, 2021 compared to the same period in 2020. The increase is primarily due to $6.2 million of severance and one-time closure costs related to the closure of the Company's U.S. corporate office during the quarter. Lower G&A expenses in the third quarter of 2020 included $2.7 million of remuneration received from the Canadian Emergency Wage Subsidy ("CEWS"). The Company has made no CEWS claims in 2021.
The 4 percent decrease in G&A expenses in the nine months ended September 30, 2021, compared to the same period in 2020 was attributable to lower employee and professional fee expenses.
On a per boe basis, G&A expenses increased 20 percent for the three months ended September 30, 2021, compared to the same period in 2020, primarily due to the office closure discussed above, partially offset by higher production volumes. For the nine months ended September 30, 2021, G&A expenses on a per boe basis decreased 10 percent compared to the same period in 2020, primarily due to the reduction in total G&A discussed above and higher production volumes.

CRESCENT POINT ENERGY CORP.	8

Transaction costs in the nine months ended September 30, 2021 relate to the Kaybob Duvernay acquisition and the southeast Saskatchewan disposition. Refer to Capital Acquisitions and Dispositions section in this MD&A for further information.
Exhibit 11
Interest Expense

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2021	2020	% Change	2021	2020	% Change
Interest expense on long-term debt	23.2	24.9	(7)	71.1	73.2	(3)
Unrealized (gain) loss on interest derivative contracts	(3.7)	5.4	(169)	(1.3)	3.0	(143)
Interest expense	19.5	30.3	(36)	69.8	76.2	(8)
Per boe	1.60	2.90	(45)	1.92	2.22	(14)
Interest expense on long-term debt decreased by 7 percent in the third quarter of 2021 compared to the same period in 2020, primarily due to the Company's lower effective interest rate. Interest expense on long-term debt in the nine months ended September 30, 2021 decreased 3 percent compared to the same 2020 period due to a lower effective interest rate, partially offset by an increase in the average debt balance related to the Kaybob Duvernay acquisition.
During the three months ended September 30, 2021, the Company recognized an unrealized gain on interest rate derivatives of $3.7 million compared to an unrealized loss of $5.4 million in the same period of 2020. The unrealized gain in 2021 was primarily due to the impact of the weaker Canadian dollar at September 30, 2021 compared to June 30, 2021 on the interest payments related to the Company's cross currency swaps ("CCS") and the impact of higher floating market interest rates on the Company's interest derivative contracts. The unrealized loss in 2020 was primarily due to the impact of the stronger Canadian dollar at September 30, 2020 compared to June 30, 2020 on the interest payments related to the CCS.
During the nine months ended September 30, 2021, the Company recognized an unrealized gain on interest rate derivatives of $1.3 million compared to an unrealized loss of $3.0 million in the same period of 2020. The unrealized gain in 2021 was primarily due to the impact of higher floating market interest rates at September 30, 2021 compared to December 31, 2020 on the Company's interest derivative contracts, partially offset by impact of the stronger Canadian dollar on the interest payments related to the CCS. The unrealized loss in 2020 was due to the impact of a lower floating interest rate at September 30, 2020 as compared to December 31, 2019 on the Company's interest rate derivative contracts.
Crescent Point manages its interest rate exposure through a combination of interest rate swaps and a debt portfolio including short-term floating rate bank debt and long-term fixed rate senior guaranteed notes. At September 30, 2021, approximately 87 percent of the Company's long-term debt, including the impact of related derivatives, had fixed interest rates. Crescent Point's hedged effective interest rate increased to 4.04 percent in the third quarter of 2021, reflecting the higher proportion of the Company's debt at higher fixed rates.

CRESCENT POINT ENERGY CORP.	9

Exhibit 12
Foreign Exchange Gain (Loss)

	Three months ended September 30			Nine months ended September 30
($ millions)	2021	2020	% Change	2021	2020	% Change
Realized gain (loss) on CCS - principal	27.8	(11.7)	(338)	3.9	51.7	(92)
Translation of US dollar long-term debt	(53.7)	49.4	(209)	20.0	(75.8)	(126)
Unrealized gain (loss) on CCS - principal and foreign exchange swaps	13.3	(41.5)	(132)	(31.3)	30.6	(202)
Other	3.0	(0.7)	(529)	1.0	0.5	100
Foreign exchange gain (loss)	(9.6)	(4.5)	113	(6.4)	7.0	(191)
Crescent Point has US dollar denominated debt, including short-term London Inter-bank Offered Rate ("LIBOR") loans under its bank credit facilities and US dollar senior guaranteed notes. The Company hedges its foreign exchange exposure using a combination of CCS and foreign exchange swaps. During the three and nine months ended September 30, 2021, the Company realized gains of $27.8 million and $3.9 million, respectively, due to gains recognized on CCS related to LIBOR loan maturities and gains recognized on CCS related to senior guaranteed note maturities.
The Company records foreign exchange gains or losses on the period end translation of US dollar long-term debt and related accrued interest. Crescent Point recorded a foreign exchange loss of $53.7 million for the three months ended September 30, 2021 reflecting the weaker Canadian dollar at September 30, 2021 as compared to June 30, 2021. For the nine months ended September 30, 2021, the Company recorded a foreign exchange gain of $20.0 million, reflecting the slightly stronger Canadian dollar as compared to December 31, 2020.
During the three months ended September 30, 2021, the Company recognized an unrealized derivative gain on foreign exchange derivatives of $13.3 million reflecting the impact of the weaker forward Canadian dollar on the Company's CCS at September 30, 2021 as compared to June 30, 2021. For the nine months ended September 30, 2021, Crescent Point recorded an unrealized derivative loss of $31.3 million reflecting the impact of the stronger forward Canadian dollar on the Company's CCS at September 30, 2021 as compared to December 31, 2020.
Share-based Compensation Expense (Recovery)

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2021	2020	% Change	2021	2020	% Change
Share-based compensation costs (recovery)	10.6	2.8	279	56.5	(1.0)	(5,750)
Realized gain on equity derivative contracts	—	—	—	(9.7)	—	(100)
Unrealized (gain) loss on equity derivative contracts	(1.9)	5.2	(137)	(15.4)	1.1	(1,500)
Capitalized	(1.5)	(0.9)	67	(10.6)	(2.3)	361
Share-based compensation expense (recovery)	7.2	7.1	1	20.8	(2.2)	(1,045)
Per boe	0.59	0.68	(13)	0.57	(0.06)	(1,050)
During the three and nine months ended September 30, 2021, the Company recorded share-based compensation ("SBC") costs of $10.6 million and $56.5 million, respectively, compared to SBC costs of $2.8 million and a recovery in SBC costs of $1.0 million in the same respective periods of 2020. The higher SBC costs primarily relate to an increase in the fair value of cash-settled plans as a result of the increase in the Company's share price.

CRESCENT POINT ENERGY CORP.	10

During the three and nine months ended September 30, 2021, the Company recognized unrealized gains on equity derivative contracts of $1.9 million and $15.4 million, respectively, compared to unrealized losses of $5.2 million and $1.1 million in the same respective periods of 2020. The unrealized gains were primarily due to the increase in the Company's share price at September 30, 2021 compared to June 30, 2021 and December 31, 2020, respectively. In the nine months ended September 30, 2021, the Company also recognized a realized gain of $9.7 million on an equity derivative contract which matured during the first quarter of 2021.
During the three and nine months ended September 30, 2021, the Company capitalized share-based compensation costs of $1.5 million and $10.6 million, respectively, an increase of 67 percent and 361 percent from the same periods in 2020. The increases were primarily due to the increase in total share-based compensation costs as noted above.
Exhibit 13
The following table summarizes the number of Restricted Shares, Employee Share Value Plan ("ESVP") awards, Performance Share Units ("PSUs"), Deferred Share Units ("DSUs") and stock options outstanding:

	September 30, 2021	September 30, 2020
Restricted Share Bonus Plan (1)	3,712,394	4,833,130
Employee Share Value Plan	8,472,560	10,437,490
Performance Share Unit Plan (2)	5,525,288	4,346,834
Deferred Share Unit Plan	1,450,586	907,365
Stock Option Plan (3)	5,966,000	5,940,871
(1)At September 30, 2021, the Company was authorized to issue up to 13,160,738 common shares (September 30, 2020 - 15,334,846 common shares).
(2)Based on underlying units before any effect of performance multipliers.
(3)At September 30, 2021, the weighted average exercise price is $4.00 per share (September 30, 2020 - $3.92 per share).
As of the date of this report, the Company had 3,499,136 restricted shares, 8,507,964 ESVP awards, 5,525,288 PSUs, 1,556,100 DSUs and 5,958,268 stock options outstanding.
Depletion, Depreciation and Amortization

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2021	2020	% Change	2021	2020	% Change
Depletion and depreciation	203.4	133.2	53	525.0	511.0	3
Amortization of exploration and evaluation undeveloped land	14.3	16.7	(14)	41.4	58.0	(29)
Depletion, depreciation and amortization	217.7	149.9	45	566.4	569.0	—
Per boe	17.90	14.37	25	15.55	16.59	(6)
The Company's depletion, depreciation and amortization (“DD&A”) rate for the three months ended September 30, 2021 was $17.90 per boe compared to $14.37 per boe in the same period of 2020. The increase is attributable to the impairment reversal recorded in the second quarter of 2021, which increased the carrying value of the Company's property, plant and equipment ("PP&E").
For the nine months ended September 30, 2021, the Company's DD&A rate decreased to $15.55 per boe from $16.59 per boe in the same period in 2020, primarily due to the impairment expense recorded in the first quarter of 2020 which reduced the carrying value of the Company's PP&E, partially offset by the impairment reversal recorded in the second quarter of 2021 which increased the carrying value of the Company's PP&E.

CRESCENT POINT ENERGY CORP.	11

Impairment (Impairment Reversal)

	Three months ended September 30			Nine months ended September 30
($ millions, except per boe amounts)	2021	2020	% Change	2021	2020	% Change
Impairment (impairment reversal)	—	—	—	(2,514.4)	3,557.8	(171)
Per boe	—	—	—	(69.02)	103.76	(167)
In the second quarter of 2021, the Company recognized an impairment reversal of $2.54 billion on its development and production assets, primarily due to the increase in forecast benchmark commodity prices at June 30, 2021. In the first quarter of 2020, the Company recognized $3.56 billion of impairment expense due to the significant decrease in commodity prices at March 31, 2020. See Note 6 - "Property, Plant and Equipment" in the unaudited consolidated financial statements for the period ended September 30, 2021 for further information.
Exhibit 14
Taxes

	Three months ended September 30			Nine months ended September 30
($ millions)	2021	2020	% Change	2021	2020	% Change
Current tax expense	—	0.2	(100)	—	0.2	(100)
Deferred tax expense (recovery)	74.3	0.8	9,188	604.6	(665.5)	(191)
Current Tax Expense
In both the three and nine months ended September 30, 2021, the Company recorded current tax expense of nil, compared to $0.2 million for the three and nine months ended September 30, 2020. Refer to the Company's Annual Information Form for the year ended December 31, 2020 for information on the Company's expected tax horizon.
Deferred Tax Expense (Recovery)
In the three and nine months ended September 30, 2021, the Company recorded deferred tax expense of $74.3 million and $604.6 million, respectively, compared to a deferred tax expense of $0.8 million and a deferred tax recovery of $665.5 million in the same periods of 2020. The deferred tax expense in the three months ended September 30, 2021 relates to the pre-tax income recorded in the period and includes a $37.6 million charge related to a change in estimated usable tax pools resulting from a recent potential precedent setting Federal Court case.
The deferred tax expense in the nine months ended September 30, 2021 primarily relates to the pre-tax income, partially offset by a change in estimate for future usable tax pools due to higher forecast commodity prices. The deferred tax recovery in the nine months ended September 30, 2020 was primarily due to the pre-tax loss resulting from the impairment expense recognized, partially offset by the change in estimate for future usable tax pools due to lower forecast commodity prices.

CRESCENT POINT ENERGY CORP.	12

Cash Flow from Operating Activities, Adjusted Funds Flow from Operations, Net Income (Loss) and Adjusted Net Earnings from Operations

	Three months ended September 30			Nine months ended September 30
($ millions, except per share amounts)	2021	2020	% Change	2021	2020	% Change
Cash flow from operating activities	414.2	219.5	89	1,003.4	615.4	63

Adjusted funds flow from operations (1)	393.9	235.7	67	1,044.4	654.2	60

Net income (loss)	77.5	0.5	15,400	2,242.5	(2,468.7)	(191)
Net income (loss) per share - diluted	0.13	—	100	3.93	(4.67)	(184)

Adjusted net earnings from operations (1)	142.6	71.0	101	355.3	91.8	287
Adjusted net earnings from operations per share - diluted (1)	0.24	0.13	85	0.62	0.17	265
(1)Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.
The Company's adjusted funds flow from operations ("FFO") increased in both the three and nine months ended September 30, 2021 to $393.9 million and $1.04 billion, respectively, compared to $235.7 million and $654.2 million in the same periods of 2020. The increase was primarily a result of the higher operating netback, partially offset by realized commodity derivative losses.
Exhibit 15
In the three months ended September 30, 2021, the Company reported net income of $77.5 million compared to $0.5 million in the same period in 2020, primarily as a result higher adjusted FFO, unrealized gains on foreign exchange and interest derivatives and lower unrealized losses on commodity derivatives, partially offset by fluctuations in deferred taxes, higher DD&A and an unrealized foreign exchange loss on long-term debt. In the three months ended September 30, 2021, the Company recorded net income per share - diluted of $0.13 compared to nil in the same period of 2020.
In the nine months ended September 30, 2021, the Company reported net income of $2.24 billion compared to a net loss of $2.47 billion in the same period in 2020, primarily as a result of the impairment reversal recorded in 2021 compared to an impairment expense recorded in 2020, an increase in adjusted FFO and an unrealized foreign exchange gain on long-term debt, partially offset by fluctuations in deferred taxes, unrealized derivative losses and a decrease in other income. In the nine months ended September 30, 2021, the Company recorded net income per share - diluted of $3.93 compared to a net loss per share - diluted of $4.67 in the same period in 2020.

CRESCENT POINT ENERGY CORP.	13

Exhibit 16
The Company reported adjusted net earnings from operations of $142.6 million in the three months ended September 30, 2021 compared to $71.0 million in the same period in 2020, primarily due to the increase in adjusted FFO, partially offset by an increase in depletion and depreciation and fluctuations in deferred taxes. Adjusted net earnings from operations per share - diluted for the three months ended September 30, 2021 increased 85 percent to $0.24 compared to the same period in 2020.
The Company's adjusted net earnings from operations for the nine months ended September 30, 2021 was $355.3 million compared to $91.8 million in the same period in 2020, primarily due to the increase in adjusted FFO and other income, partially offset by fluctuations in deferred taxes and the increase in depletion and depreciation. Adjusted net earnings from operations per share - diluted for the nine months ended September 30, 2021 increased to $0.62 from $0.17 in the same period in 2020.
Exhibit 17
Dividends

	Three months ended September 30			Nine months ended September 30
($ millions, except per share amounts)	2021	2020	% Change	2021	2020	% Change
Dividends declared to shareholders	19.0	1.3	1,362	21.8	8.0	173
Dividends declared to shareholders per share	0.0325	0.0025	1,200	0.0375	0.0150	150
In July 2021, Crescent Point declared a quarterly cash dividend of $0.0025 per share to be paid on October 1, 2021. In September 2021, Crescent Point declared a quarterly cash dividend of $0.03 per share to be paid on January 4, 2022. Both dividends were accrued at September 30, 2021.

CRESCENT POINT ENERGY CORP.	14

Capital Expenditures

	Three months ended September 30			Nine months ended September 30
($ millions)	2021	2020	% Change	2021	2020	% Change
Capital acquisitions	0.9	—	100	937.2	1.4	66,843
Capital dispositions	(3.8)	(0.9)	322	(98.9)	(509.3)	(81)
Development capital expenditures	187.1	93.3	101	394.7	485.4	(19)
Land expenditures	1.2	1.2	—	4.1	2.8	46
Capitalized administration (1)	9.0	7.9	14	32.6	26.2	24
Corporate assets	0.8	0.4	100	1.8	2.8	(36)
Total	195.2	101.9	92	1,271.5	9.3	13,572
(1)Capitalized administration excludes capitalized equity-settled SBC.
Capital Acquisitions and Dispositions
Major Property Acquisitions and Dispositions
Kaybob Duvernay Acquisition
In the nine months ended September 30, 2021, the Company closed the acquisition of Shell Canada Energy's Kaybob Duvernay assets in Alberta for total consideration of $935.9 million including closing adjustments, consisting of $671.4 million in cash and the issuance of 50.0 million common shares.
Southeast Saskatchewan Disposition
In the nine months ended September 30, 2021, the Company disposed of its remaining non-core southeast Saskatchewan conventional assets for consideration of $85.9 million including closing adjustments. These assets had a net carrying value of $11.9 million, resulting in a gain of $74.0 million.
Minor Property Acquisitions and Dispositions
In the nine months ended September 30, 2021, the Company completed minor property acquisitions and dispositions for total net consideration of $11.8 million. These assets had a net carrying value of $27.4 million, resulting in a loss of $15.6 million.
Development Capital Expenditures
The Company's development capital expenditures in the third quarter of 2021 were $187.1 million, compared to $93.3 million in the same period in 2020. In the three months ended September 30, 2021, 67 (62.2 net) wells were drilled and $25.8 million was spent on facilities and seismic.
The Company's development capital expenditures for the nine months ended September 30, 2021 were $394.7 million, compared to $485.4 million in the same period in 2020. In the nine months ended September 30, 2021, 160 (152.8 net) wells were drilled and $69.9 million was spent on facilities and seismic.
Refer to the Guidance section in this MD&A for Crescent Point's development capital expenditure guidance for 2021.
Exhibit 18
Lease Liability
At September 30, 2021, the Company had $144.5 million of lease liabilities for contracts related to office space, fleet vehicles and equipment.

CRESCENT POINT ENERGY CORP.	15

Decommissioning Liability
The decommissioning liability decreased by $7.6 million during the third quarter of 2021, from $812.1 million at June 30, 2021 to $804.5 million at September 30, 2021. The decrease primarily relates to changes in discount rate estimates. The liability was based on estimated undiscounted and uninflated cash flows to settle the obligation of $840.3 million.
Liquidity and Capital Resources

Capitalization Table ($ millions, except share, per share, ratio and percent amounts)	September 30, 2021	December 31, 2020
Net debt (1)	2,138.8	2,149.2
Shares outstanding	582,004,820	530,035,922
Market price at end of period (per share)	5.84	2.97
Market capitalization (1)	3,398.9	1,574.2
Enterprise value (1)	5,537.7	3,723.4
Net debt as a percentage of enterprise value (1)	39	58
Adjusted funds flow from operations (1) (2)	1,264.6	874.4
Net debt to adjusted funds flow from operations (1) (3)	1.7	2.5
(1)Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.
(2)The sum of adjusted funds flow from operations for the trailing four quarters.
(3)The net debt reflects the financing of acquisitions, however, the adjusted funds flow from operations only reflects adjusted funds flow from operations generated from the acquired properties since the closing date of the acquisitions.
At September 30, 2021, Crescent Point's enterprise value was $5.54 billion and the Company was capitalized with 61 percent equity compared to $3.72 billion and 42 percent at December 31, 2020, respectively. The Company's net debt to adjusted funds flow from operations ratio at September 30, 2021 decreased to 1.7 times from 2.5 times at December 31, 2020, largely due to higher adjusted funds flow from operations, primarily as a result of the increase in the Cdn$ WTI benchmark price.
Crescent Point's market capitalization increased to $3.40 billion at September 30, 2021 from $1.57 billion at December 31, 2020, primarily due to the increase in the Company's share price and the 50.0 million shares issued in conjunction with the Kaybob Duvernay acquisition.
Exhibit 19
(1)Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.
(2)The sum of adjusted funds flow from operations for the trailing four quarters.
(3)The net debt reflects the financing of acquisitions, however, the adjusted funds flow from operations only reflects adjusted funds flow from operations generated from the acquired properties since the closing date of the acquisitions.
The Company has combined revolving credit facilities of $3.00 billion, including a $2.90 billion syndicated unsecured credit facility with fourteen banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The current maturity date of the facilities is October 25, 2023. As at September 30, 2021, the Company had approximately $563.7 million drawn on bank credit facilities, including $1.5 million outstanding pursuant to letters of credit.
At September 30, 2021, the Company has senior guaranteed notes of US$1.12 billion and Cdn$220.0 million outstanding. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. Crescent Point entered into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar long-term debt. During the nine months ended September 30, 2021, the Company repaid senior guaranteed note maturities of US$134.5 million and Cdn$50.0 million.

CRESCENT POINT ENERGY CORP.	16

The Company is in compliance with all debt covenants at September 30, 2021 which are listed in the table below:

Covenant Description	Maximum Ratio	September 30, 2021
Senior debt to adjusted EBITDA (1) (2)	3.5	1.67
Total debt to adjusted EBITDA (1) (3)	4.0	1.67
Senior debt to capital (2) (4)	0.55	0.29
(1)Adjusted EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization, impairment and impairment reversals, adjusted for certain non-cash items. Adjusted EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.
(2)Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.
(3)Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.
(4)Capital is calculated as the sum of senior debt and shareholder's equity and excludes the effect of unrealized derivative gains or losses and the adoption of IFRS 16.
The Company's working capital deficiency and ongoing working capital requirements are expected to be financed through cash, adjusted funds flow from operations and its bank credit facilities.
Shareholders' Equity
At September 30, 2021, Crescent Point had 582.0 million common shares issued and outstanding compared to 530.0 million common shares at December 31, 2020. The increase is due to 50.0 million shares issued in conjunction with the Kaybob Duvernay acquisition, shares issued pursuant to the Restricted Share Bonus Plan and stock option exercises pursuant to the Stock Option Plan.
As of the date of this report, the Company had 582,245,126 common shares outstanding.
Normal Course Issuer Bid ("NCIB")
On March 5, 2021, the Company announced the acceptance by the Toronto Stock Exchange of its notice to implement a NCIB. The NCIB allows the Company to purchase, for cancellation, up to 26,462,509 common shares, or five percent of the Company's public float, as at February 26, 2021. The NCIB commenced on March 9, 2021 and is due to expire on March 8, 2022. The Company continues to evaluate returns to shareholders as market conditions permit in the context of its capital allocation framework, leverage targets and adjusted funds flow generation.
Contractual Obligations and Commitments
On January 20, 2020, Crescent Point closed the sale of certain gas infrastructure assets in Saskatchewan. In connection with the sale, the Company entered into a gas handling agreement with a gas processor that includes a long-term volume commitment. The gas handling agreement is only terminable in very limited circumstances. If the termination were to occur because of the Company's default, the Company would be obligated to pay its processing commitment. If the processor were to terminate the agreement, the Company would need to seek alternative processing arrangements.
At September 30, 2021, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Off balance sheet commitments
Operating (1)	4.4	10.7	13.2	25.1	53.4
Gas processing	58.0	114.4	89.6	339.1	601.1
Transportation	37.7	65.7	54.2	22.6	180.2
Capital	24.5	—	—	—	24.5
Total contractual commitments (2)	124.6	190.8	157.0	386.8	859.2
(1)Includes operating costs on the Company's office space, net of $9.0 million of recoveries from subleases.
(2)Excludes contracts accounted for under IFRS 16. See Note 9 - "Leases" in the unaudited consolidated financial statements for the period ended September 30, 2021 for further information.
Critical Accounting Estimates
The following outlines changes to and additional use of estimates and assumptions for the period ended September 30, 2021. Further information on the Company's critical accounting policies and estimates can be found in the notes to the annual consolidated financial statements and MD&A for the year ended December 31, 2020.
Oil and gas activities
The Company conducted an analysis of its cash-generating units ("CGUs") to determine if their composition was still reflective of the Company's core operating areas after major property acquisitions and dispositions in the first half of 2021. The Company conducted its analysis on July 1, 2021, and determined that its Dodsland Viking assets better align with the Southwest Saskatchewan CGU. Previously, these assets were included in the Southern Alberta CGU, now referred to as the Alberta CGU. At the time of realignment, the Company estimated recoverable amounts of its new CGUs and compared them to the recoverable amounts of its previous CGUs and the respective carrying amounts and noted that no incremental impairment or impairment reversal would arise as a result of the realignment.

CRESCENT POINT ENERGY CORP.	17

Changes in Accounting Policies
Future accounting policy changes:
•IAS 38 Intangible Assets - In March 2021, the IFRS Interpretations Committee met and made a decision on how to recognize costs in relation to the configuration or customization of application software. The Company is currently reviewing to determine the impact, if any, the standard will have on the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	18

Summary of Quarterly Results

	2021			2020				2019
($ millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Oil and gas sales	826.7	849.2	630.2	447.8	437.0	259.0	548.4	729.3

Average daily production
Crude oil and condensate (bbls/d)	92,206	107,444	95,276	87,512	89,260	94,900	111,928	111,394
NGLs (bbls/d)	18,176	18,608	13,319	13,033	13,458	14,210	17,493	21,406
Natural gas (mcf/d)	130,823	135,531	64,732	64,033	63,988	70,391	71,451	74,347
Total (boe/d)	132,186	148,641	119,384	111,217	113,383	120,842	141,330	145,191

Net income (loss)	77.5	2,143.3	21.7	(51.2)	0.5	(145.1)	(2,324.1)	(932.1)
Net income (loss) per share	0.13	3.68	0.04	(0.10)	—	(0.27)	(4.40)	(1.73)
Net income (loss) per share – diluted	0.13	3.65	0.04	(0.10)	—	(0.27)	(4.40)	(1.73)

Adjusted net earnings (loss) from operations (1)	142.6	117.6	95.1	85.6	71.0	(27.9)	48.7	49.9
Adjusted net earnings (loss) from operations per share (1)	0.25	0.20	0.18	0.16	0.13	(0.05)	0.09	0.09
Adjusted net earnings (loss) from operations per share – diluted (1)	0.24	0.20	0.18	0.16	0.13	(0.05)	0.09	0.09

Cash flow from operating activities	414.2	285.5	303.7	245.1	219.5	66.6	329.3	396.5

Adjusted funds flow from operations (1)	393.9	387.8	262.7	220.2	235.7	109.0	309.5	418.4

Adjusted working capital (deficiency) (2)	(108.8)	(16.1)	(55.9)	(93.4)	(65.5)	(38.7)	(190.5)	(126.1)
Total assets	9,231.5	9,283.4	6,610.7	6,645.9	6,864.2	7,022.8	7,209.7	10,091.8
Total liabilities	3,897.4	4,044.4	3,777.5	3,823.1	3,952.3	4,093.0	4,097.6	4,749.1
Net debt (1)	2,138.8	2,324.2	2,013.4	2,149.2	2,189.2	2,308.6	2,327.9	2,765.3

Weighted average shares – diluted (millions)	587.1	587.8	536.6	534.4	532.9	531.2	528.3	538.7

Capital acquisitions	0.9	936.3	—	—	—	—	1.4	13.5
Capital dispositions	(3.8)	(87.9)	(7.2)	1.1	(0.9)	(1.5)	(506.9)	(677.3)
Development capital expenditures	187.1	88.4	119.2	169.4	93.3	72.0	320.1	343.4

Dividends declared	19.0	1.5	1.3	1.4	1.3	1.4	5.3	5.4
Dividends declared per share	0.0325	0.0025	0.0025	0.0025	0.0025	0.0025	0.0100	0.0100
(1)Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.
(2)Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities, dividends payable and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits, including deposit on acquisition and long-term investments.
Over the past eight quarters, the Company's oil and gas sales have fluctuated due to volatility in the Cdn$ WTI benchmark price, changes in production and fluctuations in corporate oil price differentials. The Company's production has fluctuated due to changes in its development capital spending levels, acquisitions and dispositions, voluntary shut-ins and natural declines.
Net income (loss) has fluctuated primarily due to changes in adjusted funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices and foreign exchange rates, PP&E impairment charges and reversals, gains and losses on capital dispositions, and fluctuations in deferred tax expense (recovery).
Adjusted net earnings (loss) from operations has fluctuated over the past eight quarters primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in deferred tax expense (recovery).
Capital expenditures have also fluctuated throughout this period due to the timing of acquisitions, dispositions and changes in the Company's development capital spending levels.

CRESCENT POINT ENERGY CORP.	19

Internal Control Update
Crescent Point is required to comply with Multilateral Instrument 52-109 Certification of Disclosure on Issuers' Annual and Interim Filings. The certificate requires that Crescent Point disclose in the interim MD&A any weaknesses or changes in Crescent Point's internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect Crescent Point's internal controls over financial reporting. Crescent Point confirms that no such weaknesses or changes were identified in the Company's internal controls over financial reporting during the third quarter of 2021.
Guidance
Crescent Point's guidance for 2021 is as follows:

	Prior (1)	Revised
Total Annual Average Production (boe/d) (2)	130,000 - 134,000	132,000 - 134,000

Capital Expenditures
Development capital expenditures ($ million)	$600 - $625	$625
Capitalized G&A ($ million)	$35	$40
Total ($ million) (3)	$635 - $660	$665

Other Information for 2021 Guidance
Reclamation activities ($ million) (4)	$15	$20
Capital lease payments ($ million)	$20	$20
Annual operating expenses	$615 - $635 million ($12.75 - $13.25/boe)	$635 million ($13.00 - $13.20/boe)
Royalties	12.0% - 12.5%	12.5% - 13.0%
(1)Prior guidance published in the Company's July 28, 2021 press release.
(2)Total annual average production (boe/d) is comprised of approximately 85% Oil & Liquids and 15% Natural Gas.
(3)Land expenditures and net property acquisitions and dispositions are not included. Development capital expenditures spend is allocated on an approximate basis as follows: 85% drilling & development and 15% facilities & seismic.
(4)Reflects Crescent Point's portion of its expected total budget.
Crescent Point will continue to evaluate opportunities to further optimize its portfolio, while focusing on returns, capital discipline and cost saving initiatives to enhance value for shareholders.
Additional information including risk factors relating to Crescent Point and the Company's response to COVID-19 is presented in the Company's December 31, 2020 Annual Information Form and MD&A for the year ended December 31, 2020, which along with other relevant documents are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

CRESCENT POINT ENERGY CORP.	20

Non-GAAP Financial Measures
Throughout this MD&A, the Company uses the terms “operating netback”, “netback”, “adjusted funds flow from operations”, "excess cash flow", “adjusted net earnings from operations”, “adjusted net earnings from operations per share”, “adjusted net earnings from operations per share - diluted”, “net debt”, “net debt to adjusted funds flow from operations”, "net debt as a percentage of enterprise value", “market capitalization” and “enterprise value”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Operating netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses. Netback is calculated on a per boe basis as operating netback plus realized commodity derivative gains and losses. Operating netback and netback are common metrics used in the oil and gas industry and are used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. The calculations of operating netback and netback are shown in the Results of Operations section in this MD&A.
Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures funded by the Company. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of the Company's assets and operating areas. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
Excess cash flow is defined as adjusted funds flow from operations less capital expenditures, payments on lease liability, decommissioning expenditures funded by the Company, dividends and other cash items (excluding net acquisitions and dispositions). Management utilizes excess cash flow as a key measure to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth.
The following table reconciles cash flow from operating activities to adjusted funds flow from operations and excess cash flow:

	Three months ended September 30			Nine months ended September 30
($ millions)	2021	2020	% Change	2021	2020	% Change
Cash flow from operating activities	414.2	219.5	89	1,003.4	615.4	63
Changes in non-cash working capital	(23.7)	14.8	(260)	17.5	22.8	(23)
Transaction costs	0.4	0.1	300	12.2	5.4	126
Decommissioning expenditures (1)	3.0	1.3	131	11.3	10.6	7
Adjusted funds flow from operations	393.9	235.7	67	1,044.4	654.2	60
Capital expenditures	(198.1)	(102.8)	93	(433.2)	(517.2)	(16)
Payments on lease liability	(5.4)	(5.2)	4	(15.6)	(24.8)	(37)
Decommissioning expenditures	(3.0)	(1.3)	131	(11.3)	(10.6)	7
Other cash items (2)	14.1	(6.5)	(317)	21.7	(12.6)	(272)
Dividends	(19.0)	(1.3)	1,362	(21.8)	(8.0)	173
Excess cash flow	182.5	118.6	54	584.2	81.0	621
(1) Excludes amounts received from government subsidy programs.
(2) Excluding net acquisitions and dispositions.
Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation ("E&E") undeveloped land, impairment or impairment reversals, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments, gains or losses on the sale of long-term investments, gains or losses on capital acquisitions and dispositions and deferred tax related to these adjustments. Adjusted net earnings from operations for the three and nine months ended September 30, 2021, also excludes deferred tax related to a change in estimated usable tax pools resulting from a recent potential precedent setting Federal Court case. Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.

CRESCENT POINT ENERGY CORP.	21

The following table reconciles net income to adjusted net earnings from operations:

	Three months ended September 30			Nine months ended September 30
($ millions)	2021	2020	% Change	2021	2020	% Change
Net income (loss)	77.5	0.5	15,400	2,242.5	(2,468.7)	(191)
Amortization of E&E undeveloped land	14.3	16.7	(14)	41.4	58.0	(29)
Impairment (impairment reversal)	—	—	100	(2,514.4)	3,557.8	(171)
Unrealized derivative (gains) losses	3.2	116.3	(97)	228.5	(73.0)	(413)
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	25.9	(37.7)	(169)	(23.9)	24.1	(199)
Unrealized (gain) loss on long-term investments	3.0	0.8	275	(3.1)	5.1	(161)
Gain on sale of long-term investments	(7.0)	—	(100)	(7.0)	—	(100)
Net (gain) loss on capital dispositions	(1.9)	0.4	(575)	(58.4)	(307.9)	(81)
Deferred tax adjustments	27.6	(26.0)	(206)	449.7	(703.6)	(164)
Adjusted net earnings from operations	142.6	71.0	101	355.3	91.8	287
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities, dividends payable and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits, long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.
The following table reconciles long-term debt to net debt:

($ millions)	September 30, 2021	December 31, 2020	% Change
Long-term debt (1)	2,209.9	2,259.6	(2)
Accounts payable and accrued liabilities	415.4	310.3	34
Dividends payable	19.0	1.3	1,362
Long-term compensation liability (2)	31.9	16.3	96
Cash	(22.0)	(8.8)	150
Accounts receivable	(307.2)	(200.5)	53
Prepaids and deposits	(28.3)	(22.7)	25
Long-term investments	—	(2.5)	(100)
Excludes:
Unrealized foreign exchange on translation of US dollar long-term debt	(179.9)	(203.8)	(12)
Net debt	2,138.8	2,149.2	—
(1)Includes current portion of long-term debt.
(2)Includes current portion of long-term compensation liability and is net of equity derivative contracts.
Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. Net debt as a percentage of enterprise value is calculated as net debt divided by enterprise value. The ratio of net debt to adjusted funds flow from operations and net debt as a percentage of enterprise value are used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.
Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of equity valuation. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Enterprise value is calculated as market capitalization plus net debt. Management uses enterprise value to assess the valuation of the Company. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

CRESCENT POINT ENERGY CORP.	22

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.
Any “financial outlook” or “future oriented financial information” in this management’s discussion and analysis, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this MD&A, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Overview", "Commodity Derivatives", “Liquidity and Capital Resources” and “Guidance”.
In particular, forward-looking statements include:

● Crescent Point's approach to proactively manage the risk exposure inherent in movements in the price of crude oil, natural gas, the Company's share price, the US/Cdn dollar exchange rate and interest rate movements through the use of derivatives with investment-grade counterparties;
● Crescent Point's use of derivatives to reduce the volatility of the selling price of its crude oil and natural gas production and how this provides a measure of stability to cash flow;
● The extent and effectiveness of hedges;
● Crescent Point’s 2021 production and development capital expenditures guidance;
● Other information for Crescent Point’s 2021 Guidance, including capitalized G&A, reclamation activities, capital lease payments, operating expenses and royalties;
● Commitments to returning capital to shareholders;
● Natural gas demand;

● The Company's liquidity and financial flexibility;
● NCIB expectations;
● The Company evaluating opportunities to further optimize its portfolio, while focusing on returns, capital discipline and cost saving initiatives to enhance value for shareholders;
● Estimated undiscounted and uninflated cash flows to settle decommissioning liability;
● Further adjustments in light of the commodity price environment to protect the Company's balance sheet as necessary;
● Enhancing free cash flow generation, return of capital and further balance sheet strengthening through the remainder of 2021 and into 2022 in the current commodity price environment; and
● COVID-19 impacts and response measures.

This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, many of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures and social distancing measures mandated by public health authorities in response to COVID-19, including current and new variants thereof; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general as a result of the COVID-19 pandemic; uncertainties associated with regulatory approvals; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company.
Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.

CRESCENT POINT ENERGY CORP.	23

Crude oil and condensate, and natural gas information is provided in accordance with the United States Financial Accounting Standards Board ("FASB") Topic 932 - "Extractive Activities - Oil and Gas" and where applicable, financial information is prepared in accordance with International Financial Reporting Standards ("IFRS").
For the years ended December 31, 2020, 2019, 2018, 2017 and 2016 the Company filed its reserves information under National Instrument 51-101 - "Standards of Disclosure of Oil and Gas Activities" (NI 51-101), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (“SEC”) requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using 12-month average prices and current costs; whereas NI 51-101 requires Company gross reserves, before royalties, using forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards may be material.
Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil and condensate as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Oil and gas metrics such as operating netback and netback do not have standardized meaning and as such may not be reliable, and should not be used to make comparisons.
NI 51-101 includes condensate within the natural gas liquids (NGLs) product type. The Company has disclosed condensate as combined with crude oil and separately from other natural gas liquids in this MD&A since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that this crude oil and condensate presentation provides a more accurate description of its operations and results therefrom.
The Company’s aggregate average production for the three and nine months ended September 30, 2021 and September 30, 2020 and the references to “natural gas”, “crude oil" and "condensate”, reported in this MD&A consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 Mcf : 1 Bbl where applicable:

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Light & Medium Crude Oil (bbl/d)	15,046	18,846	18,651	20,781
Heavy Crude Oil (bbl/d)	4,199	4,223	4,196	4,414
Tight Oil (bbl/d)	58,233	66,191	64,689	73,468
Total Crude Oil (bbl/d)	77,478	89,260	87,536	98,663

NGLs (bbl/d)	32,904	13,458	27,481	15,047

Shale Gas (Mcf/d)	117,339	50,776	98,959	54,102
Conventional Natural Gas (Mcf/d)	13,484	13,212	11,644	14,491
Total Natural Gas (Mcf/d)	130,823	63,988	110,603	68,593

Total (boe/d)	132,186	113,383	133,451	125,142

The Company’s aggregate average production for the past eight quarters and the references to “natural gas”, “crude oil" and "condensate”, reported in this MD&A consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 Mcf : 1 Bbl where applicable:

	2021			2020				2019
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Light & Medium Crude Oil (bbl/d)	15,046	20,181	20,699	21,025	18,846	18,952	24,566	25,366
Heavy Crude Oil (bbl/d)	4,199	4,269	4,118	4,276	4,223	4,269	4,752	4,819
Tight Oil (bbl/d)	58,233	65,595	70,459	62,211	66,191	71,679	82,610	81,209
Total Crude Oil (bbl/d)	77,478	90,045	95,276	87,512	89,260	94,900	111,928	111,394

NGLs (bbl/d)	32,904	36,007	13,319	13,033	13,458	14,210	17,493	21,406

Shale Gas (Mcf/d)	117,339	125,830	53,198	52,370	50,776	57,254	54,312	56,446
Conventional Natural Gas (Mcf/d)	13,484	9,701	11,534	11,663	13,212	13,137	17,139	17,901
Total Natural Gas (Mcf/d)	130,823	135,531	64,732	64,033	63,988	70,391	71,451	74,347

Total (boe/d)	132,186	148,641	119,384	111,217	113,383	120,842	141,330	145,191

CRESCENT POINT ENERGY CORP.	24

Directors
Barbara Munroe, Chair (6)
Laura Cillis (1) (2)
James Craddock (2) (3) (5)
John Dielwart (3) (4)
Ted Goldthorpe (1) (5)
Mike Jackson (1) (5)
Jennifer Koury (2) (5)
Francois Langlois (1) (3) (4)
Myron Stadnyk (2) (3) (4)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environment, Safety and Sustainability Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
(6) Chair of the Board serves in an ex officio capacity on each Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Garret Holt
Senior Vice President, Corporate Development
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Ltd.
Calgary, Alberta

McDaniel & Associates Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
(403) 693-0020
Shant Madian
Vice President, Investor Relations and Corporate Communications
(403) 693-0020

CRESCENT POINT ENERGY CORP.	25